UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Fourth Quarter and Full Year 2009 Earnings Release Regulated Information March 11, 2010 - 8:00 a.m. CET

DELHAIZE GROUP EXCEEDS 2009 GUIDANCE WITH

OPERATING PROFIT GROWTH OF 4.6%*

Financial Highlights 2009 (at identical exchange rates)

•	Revenue growth of 2.6% (excluding the 53rd week in 2008)

•	Comparable store sales evolution of -0.4% in the U.S. and 2.7% in Belgium

•	Adjusted operating profit growth of 4.6%*, above our 1% - 4% guidance range

•	Objectives of EUR 100 million cost and EUR 50 million working capital improvements achieved

•	Excellent full year free cash flow generation of EUR 511 million

Financial Highlights Fourth Quarter 2009 (at identical exchange rates)

•	Revenue growth of 1.5% (excluding the 53rd week in 2008)

•	Comparable store sales evolution of -2.8% in the U.S. and 2.6% in Belgium, with better volume trends compared to last year in a highly deflationary U.S. environment

•	Solid underlying operating margin of 5.4%*

Other Highlights

•	Proposal to increase net dividend by 8.1% to EUR 1.2 per share

•	Reached the 90% share ownership threshold in Alfa Beta

•	2010 guidance: expected operating profit growth between 7% and 10%

•	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In 2009, Delhaize Group has again shown resilience in a very challenging economic environment. We have improved our volume trends, exceeded our upgraded earnings guidance and delivered on our goal to generate EUR 100 million in cost improvements and EUR 50 million in working capital improvements.”

“In the U.S., our operating companies experienced a marked improvement of the volume trends as a result of targeted price investments and adapted assortments, in part financed by better inventory management results and a more favorable product mix. Delhaize Belgium had a very strong year, with solid market share growth combined with great execution and better inventory control.”

“From the beginning of 2010 we have started to execute our New Game Plan, which is our strategic plan focused on accelerated growth, increased efficiencies and stronger intra-Group integration. The new organizational structure in the U.S., announced on January 14, 2010, has been in place since early February. All of our operating companies have started to fine-tune their pricing strategies to achieve local value leadership, and we are gearing up for many other projects, including achieving EUR 300 million of annual operating cost savings by 2012. We are ready for the challenges of 2010.”

*	At identical exchange rates, including the 53rd week in 2008 and excluding the 4th quarter 2009 restructuring, store closing and impairment charge.

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•	Financial Highlights (as reported)

Q4 2009 (1)				2009 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
4 873	-10.1%	-3.3%	Revenues	19 938	+4.8%	+1.2%
223	-22.9%	-15.7%	Operating profit	942	+4.2%	+0.0%
4.6%	—	—	Operating margin	4.7%	—	—
172	-26.5%	-19.3%	Profit before taxes and discontinued operations	740	+5.3%	+1.0%
136	-17.1%	-11.3%	Net profit from continuing operations	512	+5.5%	+1.4%
134	-9.6%	-3.3%	Group share in net profit	514	+10.1%	+5.9%
1.35	-10.1%	-3.8%	Basic earnings per share (Group share in net profit)	5.16	+9.6%	+5.4%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 10.8% in the fourth quarter of 2009 (1 EUR = 1.4779 USD) compared to the fourth quarter of 2008. The average exchange rate of the U.S. dollar against the euro increased by 5.4% in 2009 (1 EUR = 1.3948 USD) compared to 2008.

•	Underlying Operating Margin

The following table includes operating profit and operating margins for 2008 and 2009 at identical exchange rates adjusted for the following elements:

•	Excluding the 53rd week in 2008 (USD 44 million)

•	Excluding the Sweetbay store closing and impairment charge in 2008 (USD 45 million)

•	Excluding the U.S restructuring, store closing and impairment charge in the fourth quarter of 2009 (USD 61 million)

2009	Underlying Operating Margin		Underlying Operating Profit
	2009	2008	2009 (in millions)	2008 (in millions)	2009 /2008
Delhaize U.S. USD	5.7%	5.6%	1 078	1 061	1.6%
Delhaize Group EUR	4.9%	4.8%	945	905	4.5%

Q4 2009	Underlying Operating Margin		Underlying Operating Profit
	Q4 2009	Q4 2008	Q4 2009 (in millions)	Q4 2008 (in millions)	2009 /2008
Delhaize U.S. USD	6.2%	6.5%	291	312	-6.9%
Delhaize Group EUR	5.4%	5.6%	285	289	-1.4%

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•	Full Year 2009 Income Statement

Revenues

In 2009, revenues of Delhaize Group amounted to EUR 19.9 billion, an increase of 1.2% at identical exchange rates or 4.8% at actual exchange rates due to the strengthening of the U.S. dollar by 5.4% against the euro compared to 2008. Excluding the 53rd week in the U.S. in 2008, revenues grew by 2.6% at identical exchange rates and 6.2% at actual exchange rates. Organic revenue growth was 2.4%.

In 2009, Group revenue growth reflects:

•

A 1.3% decrease of U.S. revenues at identical exchange rates as a result of the 53rd week included in 2008 (USD 379 million negative revenue impact) and comparable store sales growth of -0.4% impacted by limited retail inflation of 0.5%. Excluding the 53rd week in 2008, U.S. revenues increased by 0.7% (in local currency).

•	Solid revenue growth of 4.7% at Delhaize Belgium supported by comparable store sales growth of 2.7%;

•	Continued outstanding performance of Alfa Beta in Greece with revenue growth of 10.2% marking the fourth consecutive year of double digit revenue growth; and

•	Continued solid revenue growth in Romania and Indonesia with revenue growth of 15.5%.

Delhaize Group ended 2009 with a sales network of 2 732 stores. This represents an increase of 59 stores compared to 2008, including three acquired Prodas (Romania) and 10 Koryfi stores (Greece).

Gross margin

Gross margin increased to 25.7% of revenues (25.3% in 2008) mainly as a result of better inventory results, improved supplier terms in Belgium and in Greece, the continued support from private brand revenues and lower transportation costs due to the decrease of fuel prices, partially offset by price investments.

Other operating income

Other operating income decreased by 18.7% to EUR 78 million mainly due to lower income from waste recycling activities as a result of lower prices for paper, a EUR 5 million capital gain realized at Alfa Beta in 2008 and less income related to the sale of Cash Fresh stores in Belgium.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.0% of revenues, an increase of 20 basis points at actual rates. At identical exchange rates and excluding the 53rd week in 2008, selling, general and administrative expenses were almost stable as a percentage of revenues as the EUR 100 million cost reduction initiatives offset sales deleveraging, higher health care costs and an increase in the minimum federal wage levels in the U.S., the annualized impact of last year’s salary indexations on staff costs and higher advertising expenses in Belgium.

Other operating expenses

Other operating expenses amounted to EUR 69 million in 2009 compared to EUR 50 million last year. This is mainly due to the U.S. restructuring charge of EUR 21 million (USD 29 million) and the fourth quarter store closing and impairment charges of EUR 23 million (USD 32 million) recorded in the fourth quarter of 2009 in the U.S., a change in the discount rate used to calculate U.S. closed store provisions and other store impairment charges during 2009. This compares with a EUR 31 million (USD 45 million) store closing and impairment charge at Sweetbay in 2008.

Operating profit

Operating margin decreased 3 basis points from 4.8% last year to 4.7%. Excluding the 53rd week in the U.S. in 2008 (which had a EUR 30 million positive impact on operating profit in 2008) and the restructuring, store closing and impairment charges of both 2008 and 2009, the operating margin increased by 12 basis points. Operating profit increased by 4.2% at actual exchange rates to EUR 942 million. Excluding the 2009 4th quarter charge of EUR 44 million for the U.S. restructuring, store closings and store impairments, Delhaize Group operating profit increased by 4.6% at identical exchange rates, exceeding our guidance of 1 to 4%.

Net financial expenses

Net financial expenses amounted to EUR 202 million and were stable compared to last year at actual exchange rates. At identical exchange rates, net finance costs decreased by EUR 8 million mainly as a result of lower interest rates on USD floating rate debt.

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Effective tax rate

The effective tax rate was almost stable at 30.8% (30.9% in 2008) as the favorable impact of the U.S. organizational restructuring and the positive resolutions of U.S. and Belgian tax matters in 2009 were offset by the favorable impact of positive resolutions of other federal tax matters in the U.S. in 2008.

Net profit from continuing operations

Net profit from continuing operations increased by 5.5% (+1.4% at identical exchange rates) and amounted to EUR 512 million compared to EUR 485 million in 2008. Per share, basic net profit from continuing operations was EUR 5.07 (EUR 4.76 in 2008).

Results from discontinued operations, net of tax

The result from discontinued operations, net of tax, amounted to EUR 8 million particularly due to the gain on the divestiture of our German operations that were sold during the third quarter.

Net profit

Group share in net profit amounted to EUR 514 million, an increase of 10.1% at actual exchange rates (+5.9% at identical exchange rates) compared to 2008. Excluding the 2009 4th quarter restructuring, store closing and impairment charge, Group share in net profit increased by 11.1% at identical exchange rates. Per share, basic net profit was EUR 5.16 (EUR 4.70 in 2008) and diluted net profit was EUR 5.08 (EUR 4.59 in 2008).

The Board of Directors of Delhaize Group will propose to the Ordinary General Meeting of May 27, 2010, the payment of a gross dividend of EUR 1.6 per share. This is an increase of 8.1% versus prior year. After deduction of 25% Belgian withholding tax, the proposed net dividend is EUR 1.2 per share. The net dividend of EUR 1.2 per share will be payable to owners of ordinary shares against coupon no. 48. The Delhaize Group ordinary shares will start trading ex-coupon on May 31, 2010 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is June 2, 2010 (closing of the market) and the payment date is June 3, 2010.

•	Fourth Quarter 2009 Income Statement

Revenues

In the fourth quarter of 2009, revenues of Delhaize Group decreased by 3.3% at identical exchange rates and 10.1% at actual exchange rates. Compared to the euro, the U.S. dollar weakened 10.8% during the fourth quarter of 2009. Excluding the 53rd week in the U.S. in 2008, revenues grew by 1.5% at identical exchange rates and decreased 5.6% at actual exchange rates.

Organic revenue growth amounted to 1.5%, supported by solid comparable store sales growth of 2.6% in Belgium and sustained strong revenue growth in Greece of 7.8% while the Rest of the World segment (Romania and Indonesia) recorded another solid quarterly revenue growth of 18.7% at identical exchange rates.

Revenue growth was negatively impacted by -2.8% comparable store sales growth in the U.S. due to the high deflation (in the U.S. retail food inflation was 6.5% in the fourth quarter of 2008 compared to retail food deflation of 2.1% in the same quarter in 2009), the 53rd week in the U.S. in 2008 (EUR 258 million or USD 379 million additional revenues) and a U.S. dollar that weakened against the euro by 10.8%.

Gross margin

Gross margin decreased by 16 basis points at actual exchange rates to 25.7% and remained stable at identical exchange rates. Better supplier conditions at Delhaize Belgium and in Greece and better inventory management especially at Delhaize Belgium and Sweetbay, were partially offset by planned price investments at Hannaford and Food Lion.

Other operating income

Other operating income amounted to EUR 23 million, a decrease of EUR 5 million compared to last year mainly as a result of lower capital gains on the disposal of fixed assets at Food Lion.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 33 basis points to 20.7% of revenues. At identical exchange rates and excluding the 53rd week in 2008, selling, general and administrative expenses increased by 20 basis points compared to last year. This is mainly the result of sales deleveraging, higher depreciation costs at Food Lion and Delhaize Belgium due to new store openings

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	4 of 24

and remodelings and higher advertising expenses at Delhaize Belgium, partly offset by cost saving efforts.

Other operating expenses

Other operating expenses amounted to EUR 46 million, an increase of EUR 7 million compared to last year due to the U.S. EUR 21 million (USD 29 million) restructuring charge and the EUR 23 million (USD 32 million) U.S. store closing and impairment charges in 2009, compared to a EUR 31 million (USD 45 million) store closing and impairment charge at Sweetbay in 2008.

Operating profit

Operating margin amounted to 4.6% compared to 5.3% in the fourth quarter of 2008. At identical exchange rates, excluding the 53rd week in 2008 (which had a EUR 30 million positive impact on operating profit in 2008) and the restructuring, store closing and impairment charges both in 2008 and in 2009, operating margin decreased 16 basis points compared to last year. Operating profit amounted to EUR 223 million, a decrease of 22.9% at actual exchange rates. At identical exchange rates, excluding the 53rd week in 2008 and the restructuring, store closing and impairment charges both in 2008 and 2009, operating profit decreased by 1.4%, mainly as a result of a slight increase in selling, general and administrative expenses as a percentage of revenues.

Net financial expenses

Net financial expenses decreased from EUR 55 million to EUR 51 million at actual exchange rates, and were stable at identical exchange rates.

Effective tax rate

The effective tax rate decreased from 30.0% to 21.0% in the fourth quarter of 2009 mainly as a result of the organizational restructuring charges in the U.S. and the positive resolution of tax matters in Belgium.

Net profit from continuing operations

Net profit from continuing operations decreased by 17.1% (-11.3% at identical exchange rates) to EUR 136 million. Per share, basic net profit from continuing operations was EUR 1.34 (EUR 1.59 in 2008). Excluding the 53rd week in the U.S. in 2008 and restructuring, store closing and impairment charges both in 2008 and 2009, net profit from continuing operations increased by 3.0% at identical exchange rates.

Results from discontinued operations, net of tax

In the fourth quarter of 2008, the result from discontinued operations, net of tax, amounted to EUR -9 million and included an impairment charge related to the divestiture of our German operations.

Net profit

Group share in net profit amounted to EUR 134 million, a decrease of 9.6% compared to EUR 149 million in the fourth quarter of 2008. At identical exchange rates, net profit would have decreased by 3.3%. Basic net profit per share was EUR 1.35 (EUR 1.50 in the fourth quarter of 2008) and diluted net profit per share was EUR 1.34 (EUR 1.46 in the fourth quarter of 2008).

•	Full Year 2009 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In 2009, net cash provided by operating activities amounted to EUR 1 176 million, an increase of 26.8% at actual exchange rates (24.5% at identical exchange rates) compared to 2008 primarily due to higher profit and major improvements in working capital, exceeding the EUR 50 million working capital improvement target for the year. This was partly offset by higher tax payments in the U.S. whereas in 2008 we benefited from a tax refund and from the 2008 U.S. Stimulus Act.

Net cash used in investment activities

Capital expenditures decreased by 27.1% at actual exchange rates (29.2% at identical exchange rates) to EUR 520 million mainly due to lower store remodeling activity in the U.S., in line with the planned reduction and timing of capital spending.

Business acquisitions and disposals were EUR 147 million and included EUR 108 million for the acquisition of Alfa Beta shares purchased as part of the tender offer launched in May 2009, and EUR 47 million for the acquisitions of two affiliated stores in the Grand Duchy of Luxembourg by Delhaize Belgium, two stores by Hannaford, the acquisition of Prodas stores in Romania and the acquisition of Koryfi in Greece, offset by the disposal of Delhaize Germany (EUR 8 million). In 2008, business acquisitions and disposals included the acquisitions of Plus Hellas in Greece and La Fourmi in Romania.

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Free cash flow

Delhaize Group generated free cash flow of EUR 511 million (at identical rates) compared to EUR 150 million last year, mainly as a result of higher cash provided by operating activities and the lower capital expenditures. This is the highest full-year free cash flow generated in the last ten years.

Net debt

The net debt to equity ratio continued to improve, decreasing to 46.8% compared to 57.3% at the end of 2008. Delhaize Group’s net debt amounted to EUR 2.1 billion at the end of 2009, a decrease of EUR 339 million compared to EUR 2.4 billion at the end of December 2008 mainly as a result of strong free cash flow generation, partly offset by the dividend payment. In 2009, Delhaize Group successfully raised USD 300 million in debt and reimbursed the remaining EUR 170 million on the convertible bond and EUR 150 million outstanding on the Eurobond which both matured in the second quarter of 2009. Delhaize America renewed its USD 500 million credit facility in December 2009.

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•	Segment Reporting

2009		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		2009	2008	2009 /2008	2009	2008	2009	2008	2009 /2008
United States	USD	18 994	19 239	-1.3%	5.4%	5.5%	1 016	1 060	-4.1%
United States	EUR	13 618	13 081	4.1%	5.4%	5.5%	729	720	1.1%
Belgium	EUR	4 616	4 407	4.7%	4.0%	3.8%	185	166	11.3%
Greece	EUR	1 471	1 335	10.2%	4.0%	3.4%	59	46	28.0%
Rest of the World(1)	EUR	233	201	15.5%	(0.3%)	1.5%	(1)	3	-122.7%
Corporate	EUR	—	—	N/A	N/A	N/A	(30)	(31)	5.4%

TOTAL	EUR	19 938	19 024	4.8%	4.7%	4.8%	942	904	4.2%

(1)	The segment “Rest of the World” includes Mega Image (Romania) and 51% of Super Indo (Indonesia).

Q4 2009		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		Q4 2009	Q4 2008	2009 /2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	2009 /2008
United States	USD	4 716	5 152	-8.5%	4.8%	6.0%	229	312	-26.4%
United States	EUR	3 170	3 824	-17.1%	4.8%	6.0%	154	228	-33.2%
Belgium	EUR	1 231	1 159	6.3%	4.2%	3.9%	52	46	13.2%
Greece	EUR	408	379	7.8%	6.7%	4.9%	27	19	46.4%
Rest of the World(1)	EUR	64	56	11.5%	(0.3%)	2.2%	(1)	1	-118.0%
Corporate	EUR	—	—	N/A	N/A	N/A	(9)	(5)	-58.7%

TOTAL	EUR	4 873	5 418	-10.1%	4.6%	5.3%	223	289	-22.9%

(1)	The segment “Rest of the World” includes Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In 2009, the U.S. operations of Delhaize Group generated revenues of USD 19.0 billion (EUR 13.6 billion), a decrease of 1.3% over 2008 in local currency. Excluding the 53rd week in 2008, revenues in local currency were above prior year by 0.7%. Comparable store sales decreased by 0.4%. Revenue growth was impacted by declining inflation (retail food inflation was 0.5% for 2009 compared to 5.3% for 2008), prudent consumer spending and a very promotional competitive environment. Our U.S. operating companies managed to improve the trends of number of transactions and number of items per transaction for the year as a whole mainly as a result of outstanding execution and targeted promotional offers and price investments.

Delhaize Group finished the year 2009 with 1 607 supermarkets in the U.S. During 2009, we opened 30 new stores, closed and relocated 7 stores and decided to close 17 other stores. This resulted in a net increase of 13 stores.

Additionally, in 2009, Delhaize Group re-opened 53 supermarkets in the U.S. after remodeling or expansion work. This included 35 Food Lion renewals in the Columbia, South Carolina market and five in the Daytona Beach, Florida market. We had an additional four store renewals at Food Lion and nine at Hannaford.

In 2009, our U.S. gross margin increased by 18 basis points to 27.9% (+15 basis points excluding the 53rd week in 2008) due to improved inventory results at all three operating companies, lower utility costs and improved distribution center labor productivity at Food Lion, partially offset by price investments and promotions.

Selling, general and administrative expenses as a percentage of revenues increased by 17 basis points to 22.4% but remained stable if we exclude the 53rd week in 2008 as major cost reductions efforts have allowed the offset of higher staff costs mainly attributable to increases in minimum wage levels and rising health care costs.

In 2009, the operating margin of our U.S. business decreased by 16 basis points to 5.4%. Excluding the 53rd week in 2008, the Sweetbay store closing and impairment charge in 2008 and the restructuring, store closing and impairment charges in 2009, our U.S. operating margin increased by 5 basis points to 5.7% as a result of a higher gross margin and flat selling, general and administrative expenses. Operating profit for our U.S. operations decreased by 4.1% to USD 1.0 billion (EUR 729 million).

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Excluding the 53rd week in 2008, the Sweetbay store closing and impairment charge in 2008 and the restructuring, store closing and impairment charge in December 2009, U.S. operating profit increased by 1.6% at identical exchange rates.

In the fourth quarter of 2009, the revenue contribution of Delhaize U.S. was USD 4.7 billion (EUR 3.2 billion), a decrease of 8.5% compared to 2008. Excluding the 53rd week in 2008, revenues were below the same quarter in the prior year by 1.2% in local currency. Comparable store sales decreased 2.8% mostly as a result of retail deflation.

Retail food inflation was 6.5% in the fourth quarter of 2008 compared to retail food deflation of 2.1% in the same quarter in 2009. Our retail prices decreased 92 basis points more than our cost prices did, evidencing our price investments and promotional activity. The improving trend in the number of items per transaction continued during the fourth quarter and became positive again for the first time in two years. Real net volume growth amounted to -0.7% compared to -3.6% in the same period last year, showing the success of our commercial initiatives.

In the fourth quarter of 2009, a one-time pre-tax charge of EUR 21 million (USD 29 million) was recorded in connection with the U.S. restructuring announced earlier. In conjunction with the U.S. restructuring, the Group initiated the closing of 16 underperforming stores in 2009 and an impairment charge was recorded on other U.S. stores, which resulted in an additional pre-tax closing and impairment charge of EUR 23 million (USD 32 million) but will result in annualized operating profit improvements of approximately EUR 6 million (USD 9 million).

In the fourth quarter of 2009, operating profit decreased by 26.4% to USD 229 million. Excluding the 53rd week in 2008 and restructuring, store closing and impairment charges both in 2008 and 2009, U.S. operating profit would have decreased by 6.9% in local currency in the fourth quarter of 2009 and operating margin would have been 6.2% (6.5% in the fourth quarter of 2008). The operating margin decrease is the result of higher staff costs and price investments partly offset by better inventory results.

In 2010, Delhaize Group plans to open between 50 and 55 new supermarkets in the U.S., including a significant increase in the number of Bottom Dollar Food stores in 2010. In addition, the Group decided in 2009 to close 16 underperforming stores in 2010 in conjunction with the U.S. restructuring. This includes 15 underperforming Food Lion stores and one underperforming Bloom store. The store closings were completed in February 2010. This will result in a net increase of approximately 33 to 38 stores to a total number of between 1 640 and 1 645 stores at the end of 2010.

In 2010, Delhaize Group plans to remodel approximately 50 U.S. stores including 30 stores as part of Food Lion’s market and store renewal programs. In 2010, Food Lion plans the remodel of the markets of Greenville, North Carolina and Roanoke, Virginia.

Belgium

Delhaize Belgium posted revenues of EUR 4.6 billion in 2009, an increase of 4.7% over 2008. Comparable store sales increased by 2.7%, an improvement compared to 2.2% in 2008. Throughout the year, Delhaize Belgium benefited from consecutive waves of price investments started in early 2008, that marked the start of a price repositioning campaign. Transaction counts have increased throughout the year and Delhaize Belgium has gained market share in every week of 2009 and ended the year with a 25.7% market share (source: AC Nielsen), an increase of 58 basis points compared to 2008.

In 2009, the sales network of Delhaize Belgium was extended by 17 stores, from 775 stores (including four in Germany) at the end of 2008 to 792 stores at the end of 2009. This evolution was mainly driven by the addition of 24 affiliated stores, two Red Market stores – a new store format launched in 2009 - and the divestiture of four stores in Germany, one Cash Fresh store and four City stores (of which three were reopened as affiliated stores) in Belgium.

In 2009, Delhaize Belgium’s gross margin increased by 78 basis points to 20.0% of revenues as a result of better supplier terms and improved inventory results. Selling, general and administrative expenses increased by 33 basis points to 16.7% of revenues mainly due to higher staff costs, increased advertising costs and higher rents and depreciation as a result of new store openings, partly offset by cost saving efforts as included in the “Excel 2008-2010” plan. As a result, the operating margin of Delhaize Belgium increased by 24 basis points to 4.0% of revenues and operating profit increased by 11.3% to EUR 185 million (EUR 166 million in 2008).

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In the fourth quarter of 2009, revenues in Belgium amounted to EUR 1.2 billion, an increase of 6.3% over 2008. Comparable store sales grew by 2.6%. Holiday sales were very strong and benefited from further price investments, successful direct mailing campaigns and great execution throughout the supply chain.

In the fourth quarter of 2009, the operating margin of Delhaize Belgium amounted to 4.2%, compared to 3.9% in the fourth quarter of 2008 particularly as a result of gross margin growth (better supermarket inventory results and improved supplier terms). Operating profit increased by 13.2% to EUR 52 million.

In 2010, Delhaize Belgium plans to open between 25 to 30 new stores (including four new Red Market stores), bringing the total to between 817 and 822 stores. Delhaize Belgium plans to remodel approximately 20 stores in 2010.

Greece

In 2009, revenues in Greece increased by 10.2% and reached EUR 1.5 billion. Alfa Beta’s performance continued to be strong due to its excellent comparable store sales growth and the continued growth of its store network. Market share increased by 200 basis points to 16.8% (source: AC Nielsen).

In 2009, Delhaize Group increased the number of stores operated in Greece by 15 (including 10 acquired Koryfi stores) and operated 216 stores at the end of 2009.

In 2009, gross margin increased by 116 basis points to 23.8% mainly as a result of better supplier terms, improved inventory results and increased private brand penetration. Selling, general and administrative expenses, as a percentage of revenues, increased by 21 basis points to 20.2% as a result of higher staff costs and depreciation. The operating margin of Alfa Beta increased from 3.4% to 4.0% and operating profit increased by a strong 28.0% to EUR 59 million.

In the fourth quarter of 2009, revenues in Greece grew by 7.8% and the operating margin was 6.7% (4.9% in 2008), resulting in an operating profit increase of 46.4% to EUR 27 million (EUR 19 million in 2008).

In 2010, the sales network of Alfa Beta is expected to grow by 13 to 18 stores.

Rest of the World (Romania and Indonesia)

In 2009, the revenues of the Rest of the World segment (Romania and Indonesia) amounted to EUR 233 million. This increase of 27.3% versus the prior year at identical exchange rates is primarily the result of the expansion of the store network in both countries (primarily from the acquisition of La Fourmi in 2008 and Prodas in 2009, both in Romania) and high retail inflation. The Rest of the World segment recorded an operating loss of EUR 1 million compared to an operating profit of EUR 3 million in 2008 mainly as a result of the economic crisis in Romania and higher staff costs and depreciation in Romania resulting from the new store openings and La Fourmi remodelings.

During the fourth quarter of 2009, revenues increased by 18.7% at identical exchange rates supported by strong comparable store sales growth in Indonesia, new store openings and the acquisition of four Prodas stores in Bucharest in July 2009, while the underlying sales trend in Romania suffered from the very weak economy. A small operating loss was recorded due to higher staff costs, rents and depreciation in Romania, while operations in Indonesia continued to perform strongly.

The Rest of the World network of Delhaize Group included 117 supermarkets at the end of 2009 (51 in Romania and 66 in Indonesia), 14 more than in 2008 due to the four Prodas stores (of which one closed) acquired in Romania, and the continued organic growth in both countries. In 2010, Delhaize Group expects to increase its sale network in its Rest of the World segment by 25 to 35 stores to a total of 142 to 152 stores.

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•	2010 Financial Outlook

In 2010:

•	Delhaize Group expects to see operating profit growth between 7% and 10% at identical exchange rates.

•	Delhaize Group plans to end the year with a store network of between 2 834 and 2 844 stores as a result of the addition of 102 to 112 net stores (between 120 and 130 before store closings).

•	Delhaize Group expects capital expenditures (excluding leases) of approximately EUR 800 million at identical exchange rates.

•	Status of Alfa Beta Share Ownership

On May 18, 2009, Delhaize Group through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned) launched a voluntary tender offer to acquire all of the common registered shares of Delhaize Group’s Greek subsidiary “Alfa Beta” Vassilopoulos S.A. (Alfa Beta), which were not yet held by any of the consolidated companies of Delhaize Group. At the end of the acceptance period on July 9, 2009, Delned had acquired 89.56% of Alfa Beta. On February 9, 2010, Delned crossed the 90% share ownership threshold of Alfa Beta shares. Delhaize Group is currently reviewing next steps to be taken.

•	Conference Call and Webcast

Delhaize Group’s management will comment on the fourth quarter and full year results during a conference call starting March 11, 2010 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7138 0815 (U.K), +1 718 223 2328 (U.S.) or +32 2 789 2125 (Belgium). The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

•	Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

•	Financial Calendar

• Press release – 2010 first quarter results	May 5, 2010
• Press release – 2010 second quarter results	August 13, 2010
• Press release – 2010 third quarter results	November 10, 2010

•	Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): + 1 704 633 8250 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	10 of 24

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•	Condensed Consolidated Income Statement

4th Q 2009	4th Q 2008	(in millions of EUR)	YTD 2009	YTD 2008
4 873	5 418	Revenues	19 938	19 024
(3 619)	(4 015)	Cost of sales	(14 813)	(14 204)
1 254	1 403	Gross profit	5 125	4 820
25.7%	25.9%	Gross margin	25.7%	25.3%
23	28	Other operating income	78	96
(1 008)	(1 103)	Selling, general and administrative expenses	(4 192)	(3 962)
(46)	(39)	Other operating expenses	(69)	(50)
223	289	Operating profit	942	904
4.6%	5.3%	Operating margin	4.7%	4.8%
(52)	(58)	Finance costs	(208)	(213)
1	3	Income from investments	6	11
172	234	Profit before taxes and discontinued operations	740	702
(36)	(70)	Income tax expense	(228)	(217)
136	164	Net profit from continuing operations	512	485
—	(9)	Result from discontinued operations, net of tax	8	(6)
136	155	Net profit (before non-controlling interests)	520	479
2	6	Net profit attributable to non-controlling interests	6	12
134	149	Net profit attributable to equity holders of the Group (Group share in net profit)	514	467
		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.34	1.59	Basic earnings per share	5.07	4.76
1.33	1.55	Diluted earnings per share	5.00	4.65
		Group share in net profit:
1.35	1.50	Basic earnings per share	5.16	4.70
1.34	1.46	Diluted earnings per share	5.08	4.59
		Weighted average number of shares outstanding:
99 944 891	99 394 272	Basic	99 802 736	99 385 055
100 855 175	102 830 400	Diluted	101 574 069	103 131 170
100 870 626	100 583 284	Shares issued at the end of the quarter	100 870 626	100 583 284
99 915 040	99 668 568	Shares outstanding at the end of the quarter	99 915 040	99 668 568
1.4779	1.3180	Average USD per EUR exchange rate	1.3948	1.4708

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	11 of 24

•	Condensed Consolidated Statement of Comprehensive Income

4th Q 2009	4th Q 2008	(in millions of EUR)	YTD 2009	YTD 2008
—	—	Deferred gain (loss) on completed hedge	—	—
—	—	Reclassification adjustment to net profit	1	1
—	—	Tax (expense) benefit	—	—
—	—	Deferred gain (loss) on hedge, net of tax	1	1
3	—	Gain (loss) on cash flow hedge	(31)	—
(3)	—	Reclassification adjustment to net profit	22	—
—	—	Tax (expense) benefit	3	—
—	—	Gain (loss) on cash flow hedge, net of tax	(6)	—
(3)	9	Unrealized gain (loss) on financial assets available for sale	(7)	7
—	—	Reclassification adjustment to net profit	1	—
1	(1)	Tax (expense) benefit	1	(1)
(2)	8	Unrealized gain (loss) on financial assets available for sale, net of tax	(5)	6
(7)	(30)	Actuarial gain (loss) on defined benefit plans	(7)	(30)
3	11	Tax (expense) benefit	3	11
(4)	(19)	Actuarial gain (loss) on defined benefit plans, net of tax	(4)	(19)
65	88	Exchange gain (loss) on translation of foreign operations	(131)	185
—	—	Reclassification adjustment to net profit	—	—
65	88	Exchange gain (loss) on translation of foreign operations	(131)	185
59	77	Other comprehensive income	(145)	173
—	—	Attributable to non-controlling interest	—	—
136	155	Net profit of the period	520	479

195	232	Total comprehensive income for the period	375	652

2	6	Amount attributable to non-controlling interests	6	12
193	226	Amount attributable to equity holders of the Group	369	640

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•	Condensed Consolidated Balance Sheet

(in millions of EUR)	December 31, 2009	December 31, 2008
Assets
Non-current assets	7 329	7 297
Goodwill	2 640	2 607
Intangible assets	574	597
Property, plant and equipment	3 785	3 832
Investment property	50	39
Financial assets	142	146
Derivative instruments	96	57
Other non-current assets	42	19
Current assets	2 419	2 403
Inventories	1 278	1 338
Receivables and other assets	675	707
Financial assets	27	35
Derivative instruments	—	1
Cash and cash equivalents	439	320
Assets classified as held for sale	—	2

Total assets	9 748	9 700

Liabilities
Total equity	4 409	4 195
Shareholders’ equity	4 392	4 143
Non-controlling interests	17	52
Non-current liabilities	3 097	2 918
Long-term debt	1 904	1 766
Obligations under finance lease	643	643
Deferred tax liabilities	227	215
Derivative instruments	38	—
Provisions	228	226
Other non-current liabilities	57	68
Current liabilities	2 242	2 587
Short-term borrowings	63	152
Long-term debt - current portion	42	326
Obligations under finance lease	44	44
Accounts payable	1 436	1 383
Derivative instruments	2	—
Other current liabilities	655	679
Liabilities associated with assets held for sale	—	3

Total liabilities and equity	9 748	9 700

USD per EUR exchange rate	1.4406	1.3917

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	13 of 24

•	Condensed Consolidated Statement of Cash Flows

4th Q 2009	4th Q 2008	(in millions of EUR)	YTD 2009	YTD 2008
		Operating activities
136	155	Net profit (before non-controlling interests)	520	479
		Adjustments for:
113	116	Depreciation - continuing operations	456	422
15	14	Amortization - continuing operations	59	52
—	1	Depreciation and amortization - discontinued operations	—	2
16	21	Impairment - continuing operations	22	20
—	8	Impairment - discontinued operations	—	8
86	127	Income taxes, finance costs and income from investments	422	417
13	10	Other non-cash items	43	30
139	(65)	Changes in operating assets and liabilities	92	(188)
(63)	(74)	Interest paid	(199)	(198)
3	4	Interest received	9	13
(60)	(86)	Income taxes paid	(248)	(130)
398	231	Net cash provided by operating activities	1 176	927
		Investing activities
(11)	(12)	Business acquisitions and disposals	(147)	(100)
(192)	(230)	Purchase of tangible and intangible assets (capital expenditures)	(520)	(714)
4	13	Sale of tangible and intangible assets	10	30
1	6	Net investment in debt securities	(5)	7
(8)	1	Other investing activities	(1)	7
(206)	(222)	Net cash used in investing activities	(663)	(770)
192	9	Cash flow before financing activities	513	157
		Financing activities
1	9	Exercise of share warrants and stock options	16	7
(5)	(1)	Treasury shares purchased	(10)	(6)
(1)	—	Dividends paid (including dividends paid by subsidiaries to non-controlling interests)	(152)	(147)
—	—	Escrow maturities	5	9
(8)	(16)	Borrowings under (repayments of) long-term loans (net of direct financing costs)	(142)	(69)
(147)	(11)	Borrowings under (repayments of) short-term loans, net	(91)	109
2	—	Settlement of derivative instruments	(14)	4
(158)	(19)	Net cash provided by (used in) financing activities	(388)	(93)
10	(3)	Effect of foreign currency translation	(7)	8
44	(13)	Net increase (decrease) in cash and cash equivalents	118	72
395	334	Cash and cash equivalents at beginning of period	321 (1)	249
439	321 (1)	Cash and cash equivalents at end of period	439	321 (1)

(1)	Including cash and cash equivalents of Delhaize Deutschland (Germany) reclassified as assets held for sale: EUR 1 million as of December 31, 2008.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	14 of 24

•	Condensed Consolidated Statement of Changes in Shareholders’ Equity

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195

Other comprehensive income	(145)	—	(145)
Net profit	514	6	520

Total comprehensive income for the period	369	6	375

Capital increases	14	—	14
Dividends declared	(148)	(4)	(152)
Treasury shares purchased	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	4	—	4
Tax payment for restricted shares vested	(2)	—	(2)
Excess tax benefit on employee stock options and restricted shares	2	—	2
Share-based compensation expense	20	—	20
Purchase of non-controlling interests	—	(37)	(37)

Balances at December 31, 2009	4 392	17	4 409

Shares issued	100 870 626
Treasury shares	955 586
Shares outstanding	99 915 040

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2008	3 627	49	3 676

Other comprehensive income	173	—	173
Net profit	467	12	479

Total comprehensive income for the period	640	12	652

Capital increases	15	—	15
Dividends declared	(143)	(4)	(147)
Treasury shares purchased	(6)	—	(6)
Treasury shares sold upon exercise of employee stock options	1	—	1
Tax payment for restricted shares vested	(9)	—	(9)
Tax deficiency on employee stock options and restricted shares	(3)	—	(3)
Share-based compensation expense	21	—	21
Purchase of non-controlling interests	—	(5)	(5)

Balances at December 31, 2008	4 143	52	4 195

Shares issued	100 583 284
Treasury shares	914 716
Shares outstanding	99 668 568

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	15 of 24

•	Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in six countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2009 and 2008 information in the condensed financial statements on pages 10-14 of this summary financial report (“report”) is based on Delhaize Group’s 2009 annual financial statements, which have not yet been published.

The condensed consolidated financial statements of the Group for the fiscal year ended December 31, 2009 were authorized for issue by the Board of Directors on March 10, 2010.

This report should be read in conjunction with the 2009 consolidated financial statements, from which these condensed financial statements have been derived and which are planned to be published on the Delhaize Group website early April 2010.

The Group’s statutory auditor confirmed that the audit opinion on the 2009 consolidated financial statements will be unqualified.

Basis of presentation and accounting policies

This report presents condensed consolidated financial statements and has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The accounting policies applied in this report are consistent with those applied in the Group’s 2008 consolidated financial statements except for the impact of new accounting pronouncements adopted in 2009, of which the most important ones for Delhaize Group are listed below and further explained in our 2009 annual financial statements:

•	IFRS 8 Operating Segments (segment information can be found on page 6 of this report);

•	Revised IAS 1 Presentation of Financial Statements; and

•	Amendments to IFRS 7 Financial Instruments Disclosure.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date. We will report on the expected impact of new pronouncements in our 2009 consolidated financial statements.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	16 of 24

Business acquisitions

During 2009, Delhaize Group entered into several agreements that have resulted in the acquisition of businesses accounted for under IFRS 3. The most significant transactions are detailed further below. In addition to those, the Group entered into some smaller transactions acquiring individual stores, which resulted in a total increase of goodwill amounting to EUR 6 million.

Acquisition of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA

On January 2, 2009, Delhaize Group acquired 100% of the shares and voting rights of the unlisted companies Knauf Center Schmëtt SA and Knauf Center Pommerlach SA for a total purchase price of EUR 25 million. Previously, both stores, based in Luxembourg, were affiliated stores and were integrated into Delhaize Group’s company operated sales network as of acquisition date.

The fair values of the identifiable assets and liabilities of Knauf Center Schmëtt SA and Knauff Center Pommerlach SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Fair values recognized on acquisition
Property, plant and equipment	2
Inventories	2
Receivables and other assets	5

9

Non-current liabilities	(1)
Accounts payable	(3)

Net assets	5
Goodwill arising on acquisition	20

Total consideration transferred	25

Both entities previously prepared financial statements under Luxembourg Generally Accepted Accounting Principle (“Lux GAAP”) and consequently the carrying values of the assets and liabilities just before the acquisition have not been disclosed in the summary table above due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Transaction costs are negligible and the total consideration transferred of EUR 25 million represents the total net cash outflow.

The goodwill of EUR 20 million reflects the direct access Delhaize Group now has to the strong customer base and location of the stores operated by the two entities and the reduced operating costs due to the full integration into Delhaize Group’s operated sales network.

The consolidated financial statements of Delhaize Group include the revenues of Knauf Center Schmëtt SA and Knauf Center Pommerlach SA of EUR 56 million and net profit of EUR 2 million for the full year.

Acquisition of four Prodas supermarkets

On July 7, 2009, Delhaize Group acquired in an asset deal, through its fully-owned subsidiary Mega Image, four stores operating under the “Prodas” brand in Bucharest, for an amount of EUR 6 million (transaction costs are negligible). These supermarkets have been integrated with Delhaize Group’s Romanian subsidiary Mega Image. The fair value of the acquired property, plant and equipment and inventory amounted to EUR 0.1 million. Goodwill of EUR 6 million has been recognized at Mega Image and represents buying and sales synergies.

The consolidated financial statements include the revenues of the acquired stores of EUR 3 million and net profit of EUR 0.5 million for the six months from acquisition date.

The carrying values of assets and liabilities just before the acquisition as well as the estimated full year’s impact on Delhaize Group’s consolidated result have not been disclosed here, as the selling entity applied Romanian Generally Accepted Accounting Policies (“Romanian GAAP”) and it would have been impracticable to establish and / or estimate IFRS compliant amounts.

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Acquisition of Koryfi SA

On November 23, 2009, Delhaize Group acquired, through its subsidiary “Alfa Beta” Vassilopoulos S.A. (“Alfa Beta”), 100% of the shares and voting rights of the Greek unlisted retailer Koryfi SA. Eleven stores, of which two are owned, and a distribution center were taken over for a consideration of EUR 7 million. One of the stores has been closed by the end of 2009 and the 10 other stores will be converted to Alfa Beta stores before the end of 2010.

Delhaize Group is in the process of performing the purchase price allocation and expects to finalize the initial accounting by mid 2010, as the Group is currently in the process of establishing acquisition date fair values for example for the lease agreements acquired.

The provisional fair values of the identifiable assets and liabilities of Koryfi SA as of the date of acquisition can be summarized as follows:

(in millions of EUR)	Fair values recognized on acquisition
Intangible assets	1
Property, plant and equipment	3
Inventories	3
Receivables and other assets	1

8

Non-current liabilities	(1)
Short-term borrowings	(2)
Accounts payable	(6)
Other current liabilities	(1)

Net assets	(2)
Goodwill arising on acquisition	9

Total consideration transferred	7

Transaction costs are negligible and the total consideration transferred of EUR 7 million represents the total expected net cash outflow. The provisional goodwill of EUR 9 million is attributed to location-related advantages, as it reinforces Alfa Beta’s position in the northeastern part of Greece, as well as to the acquisition of the customer base of the Koryfi stores.

From the date of acquisition, the acquired stores have contributed EUR 3 million to the 2009 revenues of the Group and - mainly due to the conversion process - EUR - 1 million to the net profit of the year. If the combination had taken place at the beginning of the year, the 2009 revenues of the Group would have increased by approximately EUR 26 million.

Koryfi SA applied Greek Generally Accepted Accounting Principles (“Greek GAAP”) before the acquisition by the Group. Consequently, the carrying values of assets and liabilities just before the acquisition, as well as the estimated full year impact on Group’s consolidated results, have not been disclosed here due to the fact that it would be impracticable to establish and / or estimate IFRS compliant amounts.

Business disposals

Sale of Delhaize Deutschland GmbH

On July 13, 2009, Delhaize Group reached an agreement with the German retail group Rewe for the sale of 100% of the shares of Delhaize Deutschland GmbH, which operated four stores in Germany. The sale transaction was completed in September 2009 with a final sale price of EUR 8 million.

The assets and liabilities of Delhaize Deutschland GmbH, being part of the Belgian segment, had been presented as “held for sale” as of December 2008. The operational results of Delhaize Germany during the first eight months of 2009, and the gain of EUR 7 million realized on the sale, were classified as “Result from discontinued operations” in the income statement for the fiscal year 2009.

Non-controlling interests

Non-controlling interest in Alfa Beta Vassilopoulos S.A.

On May 18, 2009, Delhaize Group announced the launch of a voluntary tender offer for all of the shares of its Greek subsidiary “Alfa Beta” Vassilopoulos S.A. (“Alfa Beta”) which were not yet held by any of the consolidated companies of Delhaize Group at a price of EUR 30.50 per Alfa Beta share. On June 29,

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2009	18 of 24

2009, the offer price was increased to EUR 34.00 per share, being a consequence of reaching an agreement with certain major shareholders (who together held approximately 12%) of Alfa Beta. The necessary regulatory approval was obtained on June 30, 2009.

Prior to the tender offer, Delhaize Group owned 8 310 614 shares or 65.27% of the voting rights of Alfa Beta. During the acceptance period, which started on June 12, 2009 and ended on July 9, 2009, shareholders of Alfa Beta tendered 2 680 324 shares in total, representing approximately 21.05% of the Alfa Beta voting rights. At the end of the tender offer period, Delhaize Group held 89.56% of Alfa Beta shares.

During the second half of 2009, Delhaize Group acquired additional shares on the market and at December 31, 2009 Delhaize Group owned 11 451 109 shares (representing 89.93%).

In accordance with the accounting policies of Delhaize Group (application of “parent entity extension” method), the difference between the consideration paid and the book value of the share of the net assets acquired has been recognized in goodwill and amounts to EUR 72 million.

•	Income Statement

Other operating income

4th Q 2009	4th Q 2008	(in millions of EUR)	YTD 2009	YTD 2008
7	8	Rental income	30	28
3	3	Income from waste recycling activities	11	18
3	4	Services rendered to suppliers	11	14
1	1	Sale of businesses	1	4
2	3	Gain on sale of property, plant and equipment	5	12
—	1	Services rendered to wholesale customers	4	3
—	1	Return check services	2	4
7	7	Other	14	13

23	28	Total	78	96

Other operating expenses

4th Q 2009	4th Q 2008	(in millions of EUR)	YTD 2009	YTD 2008
(27)	(12)	Store closing and restructuring expenses	(36)	(17)
(17)	(21)	Impairment	(22)	(20)
(2)	(3)	Loss on sale of property, plant and equipment	(9)	(8)
—	(3)	Other	(2)	(5)

(46)	(39)	Total	(69)	(50)

•	Balance Sheet and Cash Flow Statement

Property, plant and equipment

During 2009, Delhaize Group added EUR 523 million in property, plant and equipment, including EUR 66 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 10 million.

Impairment of non-current assets

In the fourth quarter of 2009, an impairment charge of EUR 17 million was recorded primarily related to (i) the US organizational restructuring (EUR 2 million), (ii) impairment charges on stores closed and in the process of being closed (EUR 9 million), (iii) early retirement of various software solutions (EUR 3 million) and (iv) other impairment losses for some underperforming stores across the Group (EUR 3 million).

In addition, Delhaize Group recognized during the first nine months of 2009 impairment charges on several stores and a warehouse in Belgium (EUR 3 million) and obsolete software (EUR 2 million), resulting in a total impairment charge of EUR 22 million for 2009. Delhaize Group has not recorded any reversals of impairment losses.

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Store closing and restructuring charges

In the fourth quarter of 2009, Delhaize Group started to implement the US organizational restructuring, resulting in restructuring charges of EUR 19 million and decided to close several underperforming Food Lion stores (EUR 10 million).

Issuance and repurchase of equity securities

In the fourth quarter of 2009, Delhaize Group did not issue any new shares, purchased 90 000 of its own shares and transferred 19 972 of its treasury shares. In the year 2009, Delhaize Group issued 287 342 new shares and purchased 205 882 of its own shares. The Group used 165 012 treasury shares to satisfy stock options. Delhaize Group owned 955 586 treasury shares at the end of December 2009.

Dividends

At Delhaize Group’s shareholders’ meeting on May 28, 2009, Delhaize Group’s shareholders approved the distribution of a EUR 1.48 gross dividend per share for fiscal year 2008. After deduction of a 25% Belgian withholding tax, this resulted in a net dividend of EUR 1.11 per share. The 2008 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 4, 2009 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 9, 2009.

Issuance, repurchases and repayments of debt

On February 2, 2009, Delhaize Group issued USD 300 million aggregate principal amount of Senior Notes with an annual interest rate of 5.875% due 2014. The Senior Notes were issued at a discount of 0.333% on the principal amount, with the net proceeds to be used for general corporate purposes, including the payment of maturing debt.

The Senior Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Senior Notes at 101% of the outstanding aggregate principal amount in the event of a change of control of Delhaize Group. The Senior Notes are not listed but have been offered to qualified investors pursuant to a registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission.

Simultaneously, Delhaize Group entered into a five-year, cross currency, fixed-for-fixed interest rate swap transaction to hedge the variability in the cash flows associated with the Senior Notes due to changes in the exchange rates. The Group has designated and documented this transaction as a cash flow hedge and has accounted for it as of the date of issuance.

On April 30, 2009, Delhaize Group’s convertible bonds issued in 2004, with an outstanding balance of EUR 170 million at December 31, 2008, matured and were repaid.

On May 18, 2009, Delhaize Group’s Eurobond issued in 1999, with an outstanding balance of EUR 150 million at December 31, 2008, matured and was repaid.

•	Related-Party Transactions

In June 2009, an aggregate number of 175 795 stock options and warrants and 39 159 restricted stock units were granted to members of the Executive Management.

•	Contingencies

Contingencies are materially unchanged from those described in Note 40 on page 113 of the 2008 Annual Report.

On January 11, 2010, the Auditor of the Belgian Competition Council issued a report resulting from its investigation on a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. The procedure is still pending and it is currently not possible to determine if it will lead to a decision that would impose a fine.

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•	Share-based Payments

In June 2009, Delhaize Group granted 150 073 restricted stock unit awards and 301 882 warrants to associates of its U.S. operating companies under the “Delhaize America 2002 Restricted Stock United Plan” and the “Delhaize Group 2002 Stock Incentive Plan” respectively. The fair value for the restricted stock unit awards is USD 70.27 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year (i.e. 25% each year as from the second year) after the award. The warrants were granted at an exercise price of USD 70.27, vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 12.88 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.55%
Expected volatility	26.26%
Risk-free interest rate	2.27%
Expected term in years	4.0

During 2009, Delhaize Group issued 228 366 stock options to senior management members of its non-U.S. operating companies under the 2007 Stock Option Plan, at an exercise price of EUR 50.03. The options will vest after a three-and-a-half-year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period, and amounts to EUR 10.99. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.51%
Expected volatility	28.54%
Risk-free interest rate	2.85%
Expected term in years	5.0

•	Key Events After Balance Sheet Date

There are no material events after balance sheet date.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

•	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

•	Number of Stores

	End of 2008	End of Q3 2009	Change 2009	End of 2009	End of 2010 Planned
United States	1 594	1 595	+13	1 607	1 640-1 645
Belgium	775	786	+17	792	817-822
Greece	201	204	+15	216	229-234
Romania	40	47	+11	51	59-64
Indonesia	63	65	+3	66	83-88

Total	2 673	2 697	+59	2 732	2 834-2 844

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•	Organic Revenue Growth Reconciliation

4th Q 2009	4th Q 2008	% Change	(in millions of EUR)	YTD 2009	YTD 2008	% Change
4 873	5 418	-10.1%	Revenues	19 938	19 024	4.8%
366			Effect of exchange rates	(680)
5 239	5 418	-3.3%	Revenues at identical exchange rates	19 258	19 024	1.2%
—	—		Divestitures	—	—
(2)	—		Acquisitions	(46)	—
—	(258)		53rd sales week in the U.S.	—	(258)
5 237	5 160	1.5%	Organic revenue growth	19 212	18 766	2.4%

•	Free Cash Flow Reconciliation

4th Q 2009	4th Q 2008	(in millions of EUR)	YTD 2009	YTD 2008
398	231	Net cash provided by operating activities	1 176	927
(206)	(222)	Net cash used in investing activities	(663)	(770)
(1)	(6)	Net investment in debt securities	5	(7)
191	3	Free cash flow	518	150

•	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	December 31, 2009	December 31, 2008
Non-current financial liabilities	2 547	2 409
Current financial liabilities	149	522
Derivative liabilities	40	—
Derivative assets	(96)	(58)
Investment in securities - non-current	(126)	(123)
Investment in securities - current	(12)	(28)
Cash and cash equivalents	(439)	(320)
Net debt	2 063	2 402
Net debt to equity ratio	46.8%	57.3%

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•	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	4th Q 2009			4th Q 2008	2009/2008
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4 873	366	5 239	5 418	(10.1%)	-3.3%
Operating profit	223	21	244	289	(22.9%)	-15.7%
Net profit from continuing operations	136	10	146	164	(17.1%)	-11.3%
Basic EPS from continuing operations	1.34	0.09	1.43	1.59	(15.5%)	(9.5%)
Net profit (Group share)	134	10	144	149	(9.6%)	(3.3%)
Basic earnings per share	1.35	0.09	1.44	1.50	(10.1%)	(3.8%)
Free cash flow	191	11	202	3	6444.1%	6878.6%

(in millions of EUR, except per share amounts)	YTD 2009			YTD 2008	2009/2008
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	19 938	(680)	19 258	19 024	4.8%	1.2%
Operating profit	942	(38)	904	904	4.2%	0.0%
Net profit from continuing operations	512	(19)	493	485	5.5%	1.4%
Basic EPS from continuing operations	5.07	(0.20)	4.87	4.76	6.5%	2.4%
Net profit (Group share)	514	(19)	495	467	10.1%	5.9%
Basic earnings per share	5.16	(0.21)	4.95	4.70	9.6%	5.4%
Free cash flow	518	(7)	511	150	245.2%	241.0%

(in millions of EUR)	December 31, 2009			December 31, 2008	Change
Net debt	2 063	33	2 096	2 402	(14.1%)	(12.8%)

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these condensed consolidated financial statements for the year ending December 31, 2009 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the fiscal year 2009 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 10, 2010

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Philip Maeyaert, confirmed on March 10, 2010, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2009, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 10, 2010.

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RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are materially unchanged from those described on the pages 58 through 61 of the 2008 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 15, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President